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                                                                                                                    EXHIBIT B

                     Immediate Report in Connection with Changes in the Share Holdings of an Interested Party
                                       In terms of the Regulations under the Securities Law
                                             [Immediate and Periodical Reports], 1970

                                                                                                                    May 4, 2000

The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
Fax: 02-6513940                    Fax: 03-5105379

          Re: Immediate Report - Koor Industries Ltd. (NO. 30/2000) Company No. 52-001414-3

====================  =========================  =================================================================================
  Interested Party           Security                            Details of changes in holding of security
====================  =========================  =================================================================================
 Name of    Identity  Securities  Name and type  Reason  Date of change  Transaction  Previous  Increase    New    Percentage after
Interested   number       No.      of security    for                       value      number    (+) or    number     transaction
  Party               registered   registered    change                                  of     decrease    of
                        on the                                                        holdings     (-)    holdings
                       Tel Aviv
                        Stock
                       Exchange
====================  =========================  =================================================================================
                                                         Day  Month  Year                                          Capital  Voting
====================  =========================  =================================================================================
Koor       999900010   0649012    Ordinary       11*     27    04    2000     34,950   313,727  (+)24,786
Industries                        shares
Ltd.                              NIS 0.001each
====================  =========================  =================================================================================
                                                 11*     30    04    2000     35,670            (+)9,515
====================  =========================  =================================================================================
                                                 11*     01    05    2000     35,760            (+)7,311
====================  =========================  =================================================================================
                                                 11*     02    05    2000     36,370            (+)2,737
====================  =========================  =================================================================================
                                                 11*     03    05    2000     36,420            (+)13,117
====================  =========================  =================================================================================
                                                                                       313,727  (+)57,466  371,193  2.2     ------
==================================================================================================================================

*Acquisition during regular trading

                                                       Shlomo Heller, Adv.
                                                       Legal Counsel
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